

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 22, 2005

Mail Stop 7010

By U.S. Mail and facsimile to (602) 423-9424

Steven M. Helm, Esq.
Executive Vice President and General Counsel
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop, Suite 100
Scottsdale, Arizona 85260

> **Re:** **Allied Waste Industries, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 29, 2005**
> **File No. 333-126239**

Dear Mr. Helm:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in

the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

2. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424

Cover Page

3. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

4. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the expiration of the offering period, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

5. Clarify here and throughout the document whether the guarantees by the parent and by your subsidiaries will be full and unconditional.

Disclosure Regarding Forward-Looking Statements, page iii

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Prospectus Summary, page 1

7. We note your summary contains a lengthy description of the company's business strategy and operations. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format,

with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28, 1998).

The Exchange Offer, page 24
Terms of the Exchange Offer; Acceptance of Tendered Notes, page 25

8. We note disclosure on page 26 indicating that the exchange agent will return any improperly tendered notes "as promptly as practicable following the expiration of the exchange offer." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Expiration Date; Extensions; Amendment, page 26

9. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

10. We note your statement that you will give oral or written notice of a delay, extension, termination, or amendment to the exchange agent. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination, as applicable. Please revise here and throughout the document, as necessary.

11. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

12. You reserve the right to delay acceptance of any tendered notes. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Determination of Valid Tenders . . ., page 28

13. We note disclosure that you reserve the right to waive defects or irregularities or conditions of the exchange offer as to any particular initial notes. Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the initial notes. Similarly revise the Letter of Transmittal.

14. We note your disclosure on page 28 that your "interpretation of the terms and

conditions of the exchange offer will be final and binding on all parties." In the absence of any objective criteria, such as a standard of reasonableness, *satisfaction* of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include the objective standard for the determination of whether a condition has been satisfied that you use elsewhere. Similarly revise the Letter of Transmittal.

<u>Certain United States Federal Tax Consequences, page 71</u>

15. Revise this subheading to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gregory A. Ezring, Esq. (*via facsimile* 212/751-4864)
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, New York 10022